Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

The following are excerpts from a transcript of a conference call conducted by Chevron Corporation regarding its first quarter 2019 earnings held on April 26, 2019. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition by Chevron Corporation of Anadarko Petroleum Corporation.

Mike Wirth (Chairman and Chief Executive Officer, Chevron Corporation):
With the announced acquisition of Anadarko, our story gets even better. It builds strength on strength. We submitted our antitrust filing yesterday to begin regulatory approvals, and we've begun joint integration planning. We know how to integrate two strong companies to create an even stronger one. We've done it well on prior transactions, and we'll do it again. We remain confident that the transaction agreed by Chevron and Anadarko will be completed.

Questions and Answers

Devon McDermott (Morgan Stanley):
I wanted to start because I'm sure it'll be asked if I don't, just on the Anadarko deal in the process there. I appreciate the additional color in your prepared remarks. First, can you just walk through, remind us what the time line is in key milestones and process from here? And any comments you could make on the competing offer from Oxy would be helpful as well. I'll leave it to you to take it as you like.

Mike Wirth (Chairman and Chief Executive Officer, Chevron Corporation):
Sure. So, the time line is probably a little different today than I would've told you a couple of weeks ago because we now have Anadarko's Board considering an unsolicited proposal. We made our Hart-Scott-Rodino filing yesterday. We don't see any material antitrust or anticompetitive issues that arise from the combination, and so we would expect that to be handled within a pretty reasonable period of time, say, 60 days, but depends on if they come back for a second review or any questions. Then we have an Anadarko shareholder vote that will be scheduled and could result in a third quarter close. I think we've only said second half of this year, and so that would be the time line. I think we're going to wait and see what the Anadarko Board has said as they're reviewing this unsolicited offer. That obviously will have some bearing on the overall time line.

Phil Gresh (JP Morgan):
First question. In light of the competing bid that's put out there and the details behind that, I think one thing that surprised investors would be perhaps the degree of synergies that Oxy talked about in their proposed transaction even if you back out the capital reduction component. I think we've been asked about the degree of conservatism in your synergy forecast, but now that that's out there, I was just wondering if you would have a comment about your numbers and where upside could come from.

Mike Wirth:
I'm not going to comment on the details of another offer. I'll tell you our synergies are real, and we're confident in our ability to achieve the $2 billion in run rate synergies in the first year post-close and delivering significant value from the deal.  As I mentioned earlier, we've already begun joint integration meetings with Anadarko. We have full teams from both companies meeting for multiple days this week. We're committed to delivering the synergies.

We have a strong history of successfully integrating two companies and meeting and often exceeding our synergy targets, just going to go back to Gulf, Texaco, or Unocal [acquisitions]. So, this is something we've done before, and we're very good at it. We're very confident that we can deliver the $2 billion as we know what we know at this point.

The other thing that I'll just mention is we have great confidence that we can accelerate value in the Permian, which is not really reflected in the cost synergies. We've indicated that we can see increased capital spending and increased activity in the Permian. We have a strong, contiguous position that results from this transaction. We have a royalty position that we can accelerate value from, and we will absolutely be able to deliver strong performance out of there.

We benchmark very aggressively in the Permian on a virtually continuous basis. We benchmark well performance, well design, completion design, execution performance, cycle time, service facilities, efficiency, operating expense, unit cost, realization, all the financial metrics and do that on a regular basis.

We have a strong performing Permian business that will bring value forward that is not included in that $2 billion, and so I think you can feel very confident that we will deliver. As we see more value there, we will be talking to you about it.

Phil Gresh:
Okay. Fair enough. Just a follow-up question would be, obviously, there's more to an acquisition than just the price offer. I was hoping maybe could help us think through why your lower-priced offer should win from your perspective? And if Anadarko's Board is forced to go back and quantitatively decide that this is -- your offer is not good enough, is there a point at which you look at this and not consider raising a bid because this return is destructive for you to do so?

Mike Wirth:
I won't speak for the Anadarko Board, but even with information that was made public this week, our offer was viewed by Anadarko as superior, and we have a signed merger agreement approved unanimously by the boards of both companies. We strongly believe the combination of our two companies create superior long-term value for shareholders of the combined company.

The industrial logic of our transaction is very compelling. Anadarko's assets further strengthen an already leading positions that we have in large and attractive shale, deepwater, and natural gas basins. It enables further portfolio high grading and cost reductions and focused investment in an even stronger company.

Our financial position and balance sheet strength enables us to take on leverage and issue additional equity while still continuing to increase shareholder distributions.

Our company simply has the best strategic fit. We can operate in the Gulf of Mexico in ways that others cannot. We're a world-class operator of LNG. We have leading performance in many different dimensions in the Permian.

Our strong balance sheet mitigates risk. We will be able to leverage it [the balance sheet].. Coming out of the deal, we’ll  be financially strong with accretive cash flow and earnings.

We have no shareholder vote required to approve the transaction. And there is strong upside, on what is already a very strong currency, in our stock. I believe there are a whole host of reasons why we have a very compelling transaction.

Paul Sankey (Mizuho Securities):
Mike, when we think about the potential bid seems a bit higher, we look at your balance sheet and obviously there's a tremendous amount of room there, but we suspect it's not how we would be looking at potentially adding to your bid. Can you talk about the metrics that you're looking at in terms of Anadarko value to Chevron?

Mike Wirth:
I don’t want to cutoff Phil as he actually asked a question that I failed to get to which kind of ties to this.

We've been very disciplined in our approach to this transaction in looking at valuation.  And I think you asked, is there a point of which you're done? And of course, the answer to that is yes, there is, and this isn't the time to address that specifically. But we've said we will do things that are value-creating for our shareholders, and we don't need to do anything.  We've got a very strong story without doing a transaction.

Paul, to your question, we look at a whole host of metrics, and some of the primary ones are the accretion metrics. Does this give us accretive free cash flow after capital spending? Does it give us accretive earnings? Do we get a strong return on this investment? And does it give us the investment queue and opportunities over time to continue to improve return on capital?; which the entire industry is working to improve. And this does give us over 10 billion barrels of resource at less than $3 a barrel, which is an attractive resource acquisition cost. And so, there are a whole host of metrics that we look at.

Pierre Breber:
Paul, I don't know if your question was getting to the mix of the equity in cash. I mean, we've talked about the 75-25 split was mutually agreed to [with] Anadarko shareholders wanting exposure to Chevron stock. We have very good stock, but clearly, we have the capacity to have alternative structures. We could have put more cash in if that's what Anadarko wanted to do, but we agreed to where we ended up.

Paul Sankey:
It does seem like you have a great fit. Can you talk a little bit about Mozambique and how you see that? I think that's one of the differentiators between you and Oxy.

Mike Wirth:
Sure. As I discussed on the call a couple of weeks ago, we view Mozambique as a world-class gas resource. We're pleased with the progress that the project has made. It's a very cost-competitive LNG project and that matters. We do not intend to slow the project time line down. We think that there's a good team of people working on this, and that they've been a good job.

I plan to visit Mozambique soon to see the site visit with both government leaders and people working on the project there. We think Mozambique is a good fit in our portfolio and within our strengths, so we like the project. We believe we can bring value to the project and our balance sheet can support the project. We are experienced in shipping and this project will have a large shipping component. So, I think there are ways we can improve and enhance execution and value while mitigating risk associated with the project.

Jason Gammel (Jefferies):
I guess my first question is related to your ability to operate in the Permian, and the reason I say that is the competing bidder has talked about their ability to create the most return enhancement and their superiority as an operator. So, Mike, can you address where you think you benchmark relative to competition in terms of Permian development right now?

Mike Wirth:
I mentioned earlier that we benchmark a wide range of metrics, and you really need to look at performance in all the dimensions. There are ways, that we've seen in the past, Permian operators will optimize certain metrics, particularly things like early production. –We’re very careful about choke management to deliver the best ultimate recovery, but there are other operators that run with their chokes wide open and can show very strong early production numbers. You look at it a year out, and there's quite a different [production] picture that you see.

Number one, I would say you have to be very careful about which metrics you look at, and we're focused on value creation and returns. Short-term production is not the goal, and we're really looking at driving long-term recoveries, a capital-efficient model that generates leading EURs, low cost per barrel and high returns. If you take that and you put it together with an advantaged royalty position -- we can deliver value that is difficult for anyone else to match.

Over time, a company like ours has a technology capacity that few others have, and we can add even more value as we drive cost down further, as we improve recoveries, and as we see technology do what it always does, which is unlock greater degrees of performance. I will simply say that we look at our metrics and performance through a value lens, not a production lens.

Jason Gammel:
Appreciate that, Mike. My follow-up question is at the time you announced the transaction, you did raise the target on annual buybacks to $5 billion from what had been $4 billion. I appreciate the run rates right now are affected by the transaction being in public domain. But was the increase to $5 billion contingent upon the deal completing? Or is that a run rate you would expect to have regardless?

Mike Wirth:
It was an announcement we made to indicate our strong confidence in the cash flow accretion and value creation that this transaction enables, and so it is tied to the transaction. And as I said, we've got a strong case of pre-existing the transaction with an increase from a run rate of $3 billion last year to a run rate of $4 billion this year, and so the step-up to $5 billion was a signal that this deal makes this even stronger.

Pierre Breber:
If I can just clarify, the first quarter buyback was lower, Jason, as you said. We had to stop buying back shares [due to transaction restrictions]. We thought it was prudent [to stop] if we believed we could be in possession of material nonpublic information related to the transaction. We expect these restrictions to continue in the second quarter. Circumstances could change, and we could be able to buy back shares from time to time, but right now, you should expect low to no buybacks in the second quarter. And then again, post-closing, we intend to increase the rate to $5 billion annually or $1.25 billion per quarter.

Biraj Borkhataria – (RBC Capital):
I just had one on your exploration strategy and this also relates to Anadarko. We talk a lot about the Permian in terms of synergies, but it seems like also quite a level of upside to exploration if you combine in the two portfolios and infrastructure-led exploration strategy. Can you just talk a little bit about that and how you're thinking about that on the basis that this transaction if it does close? And then the second question is there was a couple of articles over the year around you transferring your Permian royalty interest into a new subsidiary. I was wondering if there's anything to that or that's just a non-news.

Mike Wirth:
So, the first one, exploration in the Gulf of Mexico. We've talked earlier about the fact that we would see exploration synergies as we bring the two companies together and our exploration portfolios, and we talked about the fact that he would have a very powerful infrastructure position in the deepwater. When you combine that with extended reach tiebacks, which are in the final phases of technical qualifications to significantly extend the length of tiebacks that we can do, we can cover a lot of the Gulf of Mexico without necessarily needing new surface infrastructure. This allows us to explore for accumulations that might not be economic enough on a stand-alone basis to support a new greenfield project, but that could be developed through drilling and tieback into existing platforms. So, it really enables a very different approach to exploration and I think a much higher return, shorter-cycle, lower-risk way to look at the next phase of development in the deepwater Gulf of Mexico. Not to say we won’t have some greenfield projects because, certainly, there could be circumstances where that becomes the right economic outcome.

I'd also point out that we're an equity holder in the discovery that was just announced this week, the Blacktip discovery, which Shell is the operator on, encountered over 400 feet of net pay. It's about 30 miles away from Perdido and Whale. We continue to see discoveries and we've got great strengths in an area that has a tremendous resource opportunity. The challenge is to find ways to deliver it and generate better returns out of that.

Your question on the Permian royalty, what we've done is consolidated all of our royalty into an entity, which allows us to manage that royalty with focus and efficiency while ensuring that as activity in the Permian continues to grow, that royalty is properly accounted for, collected, and managed.

It certainly opens up options to do things that you've seen others do. I don't want to indicate that we would or would not do that, but it certainly positions us with an entity that could enable those kinds of alternatives.

Neil Mehta:
That's helpful. And just the follow-up from our side is if we were to take the Anadarko transaction out of the equation, the concerns some investors have expressed over the course of the year has been does Chevron have the portfolio that to thrive in 2023 to 2028? And you kind of gave us some flavor of what that looks like at the Analyst Day post the Permian ramp and post Tengiz. What's that next wedge of growth? And it sort of begs the question was the Anadarko potential transaction, an offensive transaction or a defensive transaction? So I just want to give you the opportunity to respond that because I think your view here is that you do have a stand-alone opportunity set independent of the transaction, but it's certainly something that's been brought up by investors.

Mike Wirth:
Yes. Absolutely. I said it in March and I'll say it again. We do not have resource anxiety. We've been replacing reserves. We have nearly 70 billion barrels of resource. We've given transparency on the production outcome for 5 years because people have wanted to see a longer view on that, and so you see our 3% to 4% growth now steadily being delivered over 5 years. This has been difficult for companies to do consistently and over an extended period of time at the same scale of our company.   We're very confident that we can[deliver that production], and we stopped at 5 years [of guidance] just as a matter of convention, not because we think there's a problem after that [period of time]. Unconventional production does not flatten out after 2023.

Our Permian position has decades of resource, not a few years. We highlighted our other shale and tight resource positions, which are in the early stages of development and continue to have very strong performance metrics and economics. These are converging toward Permian-level economics, which is really the goal that we put forth.

On the call I’ve mentioned a little bit about deepwater where we have Anchor Ballymore, Whale,  and now Blacktip. We have the ability to bring tiebacks into a larger system or into the existing system. We have  acreage in Brazil, in Mexico, in West Africa. So we have positions around the world. We’re still operating in Venezuela where there's an enormous amount of resource. We have production offline in the Partitioned Zone. I'll stop there but I'll simply say that the opportunities for us to invest in and develop resources that we hold today extends well beyond 2023.and [Resource development]is a function of which projects compete the best for capital investment. There is a lot of short-cycle stuff in there which is pretty low-risks well as some longer cycle things that are larger. I think you'll see a blend of those deliver strong future economic outcomes, which is what drives our decisions, not production targets. But think of the cupboard –as being full, not empty.

Blake Fernandez (Simmons):
Pierre, I'm sorry to flood the buybacks, but I just want to make sure I'm 100% sure on this. Is it fair to say 2Q buybacks should essentially be zero? And assuming that is the case, even when you ramp up to $1.25 billion per quarter, obviously, on a full year basis, we're going to come in below that $4 billion number due to the Anadarko deal? Is that the correct way to look at it?

Pierre Breber
Yes, the $4 billion guidance did not anticipate a transaction or an acquisition at the time. There are two restrictions that we're operating under. One is when we're in possession of material nonpublic information (we're not allowed to buy back shares). If and when that clears itself up, other restrictions on buybacks occur when there's a business combination happening, and equities could be issued. You can't buy back during the proxy solicitation.  And other limitations exist on buybacks related to historical buyback rates. We're operating under a different regime here during the transaction. We have talked about the gross debt ratio being below 20%. We have lots of capacity to increase it. The guidance is low or no buybacks in the second quarter. After closing, we plan to increase the buyback rate as guided [to $5 billion per year] and won't be encumbered by restrictions tied to the acquisition.

Jonathon Rigby (UBS)
It's around the CapEx side and the capital side of the transaction actually. The first is something I don't think has got enough attention is the high grading process that will -- that you intend to indulge in after the deal closes. I just wanted to explore that because as we think about -- as we start to look at the future combination, we need to think about what it is you might be doing around that. So I just wanted to confirm whether you see that as part of the sort of value proposition that you -- value to be delivered through that disposal process and this is a portfolio management that you can do. Secondly is whether that process is already underway. And thirdly, whether you can maybe lift the curtain a little and give us some idea about not necessarily the assets but the kind of thoughts that you have around the type of portfolio you'd like to merge with and the things that you would be -- the criteria we should be using. And then the second question is I'll just add somewhat (inaudible) is the $1 billion of CapEx efficiencies that you identify as part of the transaction, can you just confirm that those are about doing the same thing for less rather than just ramping down activity so you just can't compare like-for-like.

Michael K. Wirth - Chevron Corporation - Chairman & CEO
Okay. Well, there's a lot in there, Jon. That was well done. So let me start with the portfolio and try to frame that up for you and I'll come to the capital.  You asked about the process [for dispositions].  We've got an ongoing process where we look at high grading our portfolio. We have $2 billion to $3 billion in [annual] asset sales, on average, over a long period of time. We're always looking to high grade the portfolio from the strategic alignment standpoint, ensuring that the assets have the ability to compete for capital that will allow us to compete and deliver strong returns into the future.  Oftentimes, those assets may not be the same ones that have competed for capital in the past.  When I was out [speaking to investors] last week, I mentioned when you go back about 15 years and you think about our upstream portfolio, Tengiz was our real flagship asset.  It was in the process of an expansion with SGI/SGP that took 100% production from near 350,000 to near 650,000 thousand barrels a day.  Our share of that was half.  At that point, the Permian was kind of out of sight, out of mind for most people.  Our Australian LNG projects had not been sanctioned.  None of the LNG products had been sanctioned, and we were just beginning to move off of the shelf and into the deepwater Gulf of Mexico.  If you think about [our portfolio] today, in Australia, we're producing 400,000 barrels of equivalent with nice cash margins. Tengiz is on its way to 1 million barrels a day on 100% basis. Our share, half of it, is approximately 500,000 a day. The Permian production that we outlined is on its way to 900,000 barrels a day, our share, and that [production level] doesn't stop when you get to that number. The deepwater, with the combination of the 2 companies would push close to 400,000 a day.  So we’d have 4 positions that have scale, that have resource depth and length, that have strong economics, and lots of running room, and we have the ability to drive costs down and returns up through the way we manage and invest in those resources over time.

So, it's a very different portfolio than the one when we had just one major asset and a lot of other smaller ones.  In a number of assets, we now have the scale to compete.  We need to take a look at the rest of our portfolio and determine those assets that really offer the low-cost, high-return characteristics, the resource lengths and will compete for capital over time.  Hope you're still with us, Jon. We've got a new portfolio, and we will look to make some decisions on those assets that really will compete for capital that offer the resource potential and the value for our shareholders. What those are, we'll disclose as we get into transactions.

The capital [synergy] that we've indicated you should think of it as both reductions in and spend between the two companies and [greater] efficiency in that spend. We'll look at contracts and the ability to execute and drive capital efficiency into the system and also drive overall spend down, while at the same time investing more in the Permian.  So we'll squeeze capital out of the combined system. We'll squeeze efficiency into the combined system, and find ways to accelerate activity in the Permian, which will bring value forward.

Pierre Breber:
I'll just add and we maintain the 3% to 4% guidance on production through 2023 as a combined company.

Roger Read (Wells Fargo):
Hopefully, you can hear me and I don't believe there any problems in the background right now. I guess my kind of unusual situation here in terms of the bidding and typically, you put your teams together, you expect them to be very focused going forward. I was wondering in an environment like this, do you end up having to divert people's attention to dealing with what may be an ongoing process here in terms of the Anadarko bid? And then how do you think about managing your way through that, kind of keeping everybody doing the things they need to do plus the team that's focused here on the merger integration and all that stuff.

Mike Wirth:
I mentioned that we've put together joint integration teams already and that they met this week, and this isn't just a small group of people. It’s a sizable group of people. We’ve got a playbook for doing this. We did a decade ago [with Unocal], and with Texaco a few years before that. We have some of the same people involved that led to those integrations, and  those people have their eye on the ball and are focused on moving forward with things. And I'll just remind everyone that we’ve got a signed deal that has been approved by both boards, and we're moving forward with integration planning so we can deliver value.

Doug Leggate (Bank of America Merrill Lynch):
Mike, as you know, we're big fans of what you guys have done here, but I want to ask a little bit of a sensitive question, if I may. There's been some speculation, I guess, some fact checking in the press that given Anadarko already had a bid from Oxy for their increase their change of control for their senior management. I wonder if you could speak to your opinion on that and what perspective you would offer in terms of perhaps the history of your discussions that maybe led to that point. Obviously, it's a little bit sensitive, but it's something that some shareholders are reasonably concerned about.

Mike Wirth:
Doug, there are numerous aspects of our negotiation and the deal that will be explained in the S-4 filing.  It's premature and inappropriate for me to comment on any of the aspects of how this all came together.  I'd encourage you just to read the S-4 when it's filed.

Doug Leggate:
I know this tough one to answer so I appreciate you trying. My more specific question to Chevron is, obviously, post deal, there's going to be a very significant tailwind from synergies and all the things that you laid out. One assumes that if you did match the higher bid, does that change anything by way of your buyback plans, dividend growth trajectory, any of those?  What I'm really getting at is that if, for some reason, they did set a high bar and you decided not to move forward, realizing that unlikely, the bulk of your future growth in 2023 largely looks like a lot of it is coming from Permian gas. So I'm just curious how absent this deal you'd be able to sustain the buybacks and commit to a strong growth trajectory for dividends, and I'll leave it there.

Mike Wirth:
I'm not going to speculate on what Anadarko's Board may do and how that plays out. I'll just tell you that within our base case, we produce 75% liquids in the Permian so it's not primarily gas. We've indicated that we expect to see our industry-leading cash margins sustained as production grows, and that we've initiated a buyback program that we intend to stick with through any reasonable commodity price environment.  So, the perceived risks that you’re describing are not relevant to the support of our shareholder distributions.  We're very confident in the plan we've laid out and our ability to deliver.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements regarding Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Anadarko’s respective businesses; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and capital synergies; the timing and scope of future repurchases of Chevron’s common stock; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices; changing refining, marketing and chemicals margins; Chevron's ability to realize anticipated cost savings and expenditure reductions; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas; the inability or failure of Chevron’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond Chevron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.